UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38527

Uxin Limited

1&3/F, No. 12 Beitucheng East Road,

Chaoyang District, Beijing 100029,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): 

Uxin Announces Extension of Warrants

Uxin Limited (“Uxin” or the “Company”, together with its subsidiaries, the “Group”) (Nasdaq: UXIN), a leading e-commerce platform for buying and selling used cars in China, today announced that the Company has extended the expiration dates of certain warrants (the “Warrants”) from January 12, 2023 to January 12, 2024. The Warrants were issued to affiliates of NIO Capital and Joy Capital pursuant to the share subscription agreements the Company entered into with NIO Capital and Joy Capital in June 2021. The Warrants entitle the holders thereof to acquire senior convertible preferred shares of the Company for an aggregate amount of US$165 million. All the other terms of the Warrants, including exercise price, will remain the same.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UXIN LIMITED

By	:	/s/Feng Lin
Name	:	Feng Lin
Title	:	Chief Financial Officer

Date: January 12, 2023